UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at May 17, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 17, 2007

Print the name and title of the signing officer under his signature.

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  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO COMMENCES FURTHER EXPANSION TO THE GIBRALTAR MINE

May 17, 2007, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; AMEX:TGB) announces that the Company has commenced a Cdn$40 million Phase II expansion to the Gibraltar Mine to further increase milling capacity that complements the Phase I expansion now underway.

Data being generated from ongoing drilling indicates to Taseko management that significant mineral resources will be upgraded to reserves in the near future. As a result, Gibraltar has begun detailed engineering to add capacity to the Phase I expansion ultimately increasing the Gibraltar concentrator throughput to 55,000 tons per day ("tpd") when complete.

The Phase II expansion will incorporate added crushing and regrind capacity, additional flotation cells, tailings and ancillary system upgrades and will be developed in conjunction with and as a continuation of the Phase I expansion now underway. The ore processing capacity of the concentrator will increase from 36,750 tpd to 46,000 tpd by the end of calendar 2007 and from 46,000 tpd to 55,000 tpd by late 2008. Early procurement, securing delivery times of key equipment will be essential to ensure timely completion of Phase II expansion.

President and CEO, Russell Hallbauer, said "The continued modernization and expansion of the Gibraltar Mine is a reflection of its long reserve life. We are effectively building a new, modern 55,000 tpd mine and concentrator with our Phase I and Phase II expansions for about Cdn$130 million including equipment and associated infrastructure with no interruption to current copper and molybdenum production. When these two expansions are complete Gibraltar is expected to produce on average 120 million lbs of copper (in concentrate and cathode), and 1.4 million lbs of molybdenum annually over its projected mine life."

"With conservative metal price assumptions of US$2.30 in 2009, US$2.00 in 2010 and US$1.50 per pound of copper long term, the Phase II expansion is expected to have an Internal Rate of Return of over 30% and a payback of approximately 24 months. We believe this project is the most organic accretive investment opportunity for Taseko shareholders, as it increases near term cash flow by taking advantage of robust metal markets, and reduces long term unit operating costs."

"With an existing operation and a brownfield expansion, we are extremely confident of completion in terms of timing and costs, and that is what really sets Taseko apart from any Greenfield projects out there at this time."

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.